Exhibit 12.1

Senior Housing Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Six Months Ended June 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations (including gains on sales of properties, if any) before income tax expense and equity in earnings (losses) of an investee	$77,272	$162,141	$183,997	$131,882	$148,128	$116,373
Fixed charges	73,848	135,114	117,819	117,240	98,262	80,017
Adjusted earnings	$151,120	$297,255	$301,816	$249,122	$246,390	$196,390

Fixed charges:
Interest expense	$73,848	$135,114	$117,819	$117,240	$98,262	$80,017
Ratio of earnings to fixed charges	2.0x	2.2x	2.6x	2.1x	2.5x	2.5x